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IMMEDIATE RELEASE

Contacts:
Brian W. Berman, CFO                        Steven Curtis, Ruder Finn
Phone: +972-9-970-9339                      Phone: +1-212-593-6319
Fax: +972-9-955-3016                        Fax: +1-212-715-1661
Email: brian@paradigmgeo.com                Email: curtiss@ruderfinn.com



PARADIGM GEOPHYSICAL ISSUES $5 MILLION IN NEW SHARES AT 20 PERCENT PREMIUM ON MARKET TO JERUSALEM VENTURE PARTNERS

HERZLIA, ISRAEL, March 18, 1999 - The Board of Directors of Paradigm Geophysical Ltd. (NASDAQ: PGEOF) has approved the signing of a share purchase agreement among Paradigm, Jerusalem Venture Partners L.P. ("JVP") and Jerusalem Venture Partners (Israel) L.P. The share purchase agreement provides for the issuance of 877,193 ordinary shares to JVP for a total consideration of $5 million. The price of $5.70 per share to be paid by JVP represents a 20 percent premium over the average market price of the 30 trading days prior to finalization of the terms of the agreement on March 12, 1999. Following the completion of the transaction, the total number of shares issued by Paradigm will stand at 11,391,677. JVP will have increased its holdings in Paradigm from 4 percent to
11.4 percent of Paradigm's issued share capital.

Eldad Weiss, President and CEO of Paradigm, stated, "We very much welcome this additional significant investment from JVP, one of our early stage investors, which further demonstrates their confidence in the Company and our future strategy. The additional capital gives us improved financial resources and complements our recently announced $12 million bank financing facility."

Erel Margalit, Managing Partner of JVP noted: "JVP as a venture fund invests in market leaders. JVP expects high returns from our private investment funds, which over the last four years were 43 percent annual on an on-going basis. We identified Paradigm at an early stage as a company with market leadership potential. It is not usual for JVP to make investments in publicly traded companies, or to increase its initial position. We have increased our investment in Paradigm confident in the belief that Paradigm will meet our high expectations. Paradigm is an excellent example of a market leader we seek and hold."

On January 27, 1999, Paradigm announced record results for 1998 with revenues of $45.4 million and net income of $4.5 million.

                                     -More-
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Paradigm Geophysical Ltd. develops, markets and supports seismic data analysis software solutions and provides seismic data processing and interpretation services to companies engaged in oil and natural gas exploration and production. Paradigm Geophysical serves this industry with offices and geophysical data analysis services centers in the United States, the United Kingdom, Canada, China, Australia, Indonesia, Argentina, Venezuela, and Russia.

Paradigm on the web:  www.paradigmgeo.com


Jerusalem Venture Partners is an international venture capital fund usually investing in early-stage companies in the areas of software, communications and e-commerce in Israel, Europe and the USA. JVP manages two venture funds totaling $96 million. Early investments include Fundtech (NASDAQ: FNDTF), Summit Design (NASDAQ: SMMT), Scorpio (acquired by US Robotics and subsequently 3COM), RTS, Netro Communications and others. Key investors in the funds include international institutions such as Merrill Lynch, Boeing, Jafco, Mistui, Lazard Freres and France Telecom.

"Paradigm Geophysical(R)" is the registered trademark of Paradigm Geophysical
Ltd.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: Statements in this release which are not historical facts are forward-looking and involve risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, increased investment to support product introductions, market acceptance of products, product transitions by the company and its competitors, currency fluctuations, changes in product sales mix, and other risks described in the company's registration statement and other Securities and Exchange Commission filings.

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